Humphry Slocombe

Retail | Food | Dessert | Wholesale | Grocery

Making ice cream less vanilla

HUMPHRYSLOCOMBE.COM SAN FRANCISCO



Humphry Slocombe



We're a 10-year-old artisan ice cream company based in San Francisco. What started with one scoop shop has now become five, plus 568+ wholesale accounts and eCommerce. While most brands cater to children, we make ice cream for adults, by adults: our signature flavor is bourbon ice cream with cornflakes! We source the best... more

Jina Osumi CEO @ Humphry Slocombe

Why you may want to support us...

1. Pint shipments at 105% growth (CAGR) from 2016 to 2018.
2. Four scoop shops in CA.
3. Sold in 568+ grocery stores across 12 states, adding 41 every quarter.
4. Named "Top 5 Ice Cream in America" by the Food Network.
5. Collaborations with Queer Eye, Maker's Mark, Imperfect Produce, Blue Bottle, the Glenlivet, Cowgirl Creamery, and more.
6. Award winning ice cream (2018 Sofi for Black Sesame and 2016 Sofi for Blue Bottle Vietnamese Coffee).
7. Whole Foods Market 2018 NorCal Supplier of the Year
8. Launching in 25 NY Metro grocery stores in August 2019.

Why investors ❤ us

WE'VE RAISED $2,823,603 SINCE OUR FOUNDING



[Secret Breakfast is] an obsession.

Mark Sullivan
Chef of the San Francisco restaurant Spruce



I think the Ice Cream business is here to stay and this company is going to be around for the a long time!

Lyle Notice
Techy geek who loves angel investing, travel and learning about culture.



So glad to be part of your innovative company. I hope to be part of the team for many years to come.

Dr. Ala M Shaqra
MBA in finance & HCM. PhD in STEM. Interested in private equity and venture capital.

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Jina Osumi
CEO
Former Director of Brand Strategy at Del Monte Foods, Former Global Senior Brand Manager for Pepsi



Hanson Li
Board Member
Founder of Salt Partners Group- development and investment company in the food & beverage industry



Jake Godby
Founder and Executive Chef
Experience working in San Francisco's fine-dining restaurants: Boulevard, Zuni, Fifth Floor and Coi



Sean Vahey
Founder and Head of Marketing
Background in Hospitality, Experienced Food & Beverage Manager, Restaurant Manager, Bar Manager



Aaron French
Head of Operations
Former Director of Commercialization at Revolution Foods, Former Director of Supply Chain at Blue Apron, Former Sr Sourcing Manager at Safeway.



Robert Macias
Head of Retail & Events
Former multi-unit store manager at Starbucks and Peet's. Former multi-unit F&B manager Silverado Resort & Spa and Aramark.



Claire Koerschen
Wholesale and E-commerce Manager
Former Co-owner of Salt Pt. Butchery and Provisions, Former Manager/Director at 4505 Meats



Daisy Tran
Digital Marketing Manager
Storyteller skilled in creation of compelling content, social, and digital marketing strategies



Cesia Mijango
Accountant
Experienced Tax Manager, Former Bookkeeper and Tax Coordinator at BackOps

In the news

We Make Ice Cream for Adults

In 2008, our founders Jake and Sean opened Humphry Slocombe, an old-school ice cream scoop shop in the Mission District in San Francisco. But rather than the classic chocolate and vanilla, they made the kind of ice cream they wanted to eat.


Humphry Slocombe
ICE CREAM
YUZU CREAM
Humphry Slocombe
ICE CREAM
SECRET BREAKFAST
Humphry Slocombe
ICE CREAM
HONG KONG MILK TEA
Humphry Slocombe
ICE CREAM
BLUE BOTTLE
VIETNAMESE COFFEE

Some of our unique flavors. Photo courtesy of Foodbeast.

Over the years, we've invented hundreds of flavors. In our shops today, you can find flavors like Secret Breakfast (bourbon ice cream with cornflakes), Summer Corn with BBQ Bourbon Caramel, Matchadoodle (green tea ice cream and snickerdoodle cookies), and Harvey Milk & Honey Graham (raw blackberry honey ice cream with housemade graham crackers).

Now, we have 4 scoop shops and more than 568 wholesale accounts in 12 states.

In San Francisco, we have our original scoop shop in the Mission and one in the Ferry Building, a renowned local marketplace for artisan foods. Our other scoop shops are in Berkeley, Oakland, and Los Angeles. We also do food truck pop-ups and events in the Bay.

In 2016, we started selling pints and single serving cups in grocery stores. In three years, we've reached 568 grocery store accounts in 12 different states. Each of these stores has seen a 20-30% increase in sales velocities since launch, and we're adding an average of 41 stores every quarter.



Case Shipments
44K
33K
22K
11K
0
2016
2017
2018
2019*
CAGR: 105%

**Projections for 2019 are based on H1 '19 sale (21K cases).*

Collaborations make for unique flavors (and good business).

Collaborating with other brands gives rise to tasty and delicious new flavors -- plus it's good marketing for both of us! Recently, we've collaborated with Queer Eye ahead of their new season, Imperfect Produce, Chef Melissa King, The Glenlivet whiskey, and more.



Humphry Slocombe
ICE CREAM
COOKIES
+ GRAHAM

What's next: Expanding wholesale accounts across the country plus 2 new retail stores.

We want to share our ice cream with as many people as possible! Our primary focus is expanding our wholesale accounts across the country. We're already doing this: in August 2019, we'll launch at 25 grocery stores in the NY Metro area. The funds raised here will go towards inventory, distribution costs, and marketing to expand our brand awareness outside of the Bay. Some of our funds will go towards opening retail: we're targeting two in 2020 on the Peninsula to aid in brand awareness.

Cheers from our bizarre, delicious, frozen universe!


ice cream

A warm summer night outside our original Mission scoop shop.

Investor Q&A

– COLLAPSE ALL

What does your company do?

We're a 10-year-old artisan ice cream company based in San Francisco. What started with one scoop shop has now become five, plus 568+ wholesale accounts and eCommerce. While most brands cater to children, we make ice cream for adults, by adults: our signature flavor is bourbon ice cream with cornflakes! We source the best ingredients possible and make all of our ice cream locally in California. Now, we're raising money to expand our wholesale business across the country.

Where will your company be in 5 years?

We want to be a household name in every metropolitan city, meaning national grocery distribution.

Can you take us back to the beginning? How did you get started?

Jake Godby (pastry chef) and Sean Vahey (F&B Manager) started Humphry Slocombe Ice Cream with a scoop shop in the Mission District of San Francisco 10 years ago. They wanted to make ice cream that they liked to eat and quickly established themselves as pioneers of the artisanal ice cream movement. The outcome was flavors like Secret Breakfast (bourbon and cornflakes), Peanut Butter Curry, and Elvis the Fat Years (Roasted banana ice cream with bacon peanut brittle). Fast forward to today and we have 5 scoops shops, a growing wholesale business along the West Coast, and eCommerce through Amazon and Goldbelly.com.

Why is your product / service unique?

While most ice cream brands cater to children, Humphry Slocombe makes ice cream for adults, by adults. Our top flavors are Secret Breakfast (bourbon and cornflakes) and Blue Bottle Vietnamese Coffee vs. the national favorites like Chocolate and Vanilla. We do collaborations with spirits brands like The Glenlivet and Maker's Mark and love to make savory flavors that appeal to adult palettes like Black Sesame, Togarashi Tea, and Dark Chocolate Smoked Sea Salt. Of course, children are welcome to enjoy our ice cream as well!

What do you understand that your competitors don't get?

As Bon Appetit put it, we make "flavors that challenged ... palates, rather than going for the lowest common denominator and assuming customers had the same tastes they did when they were kids."

How fast are you growing? How are you measuring growth?

We are growing high singles to double digits a year. We measure growth by revenue and wholesale distribution.

What's next for your business and why are you raising money now?

Our primary focus is the wholesale channel so that we make Humphry Slocombe Ice Cream available nationally. We are raising money to support its growth through marketing (for brand awareness outside of the Bay Area), inventory build, and distribution cost. We're already doing this: in August 2019, we'll launch at 25 grocery stores in the NY Metro area in Balducci's and Kings Food Markets. We want to share our ice cream with as many people as possible!

What's been your largest challenge so far?

Keeping up with the growth, both with product and people.

How do you plan to use the funds raised?

We expect that the proceeds of this offering will improve our liquidity and provide additional capital to build inventory for new grocery launches, feed flavor innovation, and fund new store buildout. We anticipate growing our wholesale business by expanding to the Northeast with accounts such as Whole Foods Market, Fairway, and Kings/Balducci's. Since our scoop shops help drive awareness and marketing, as well as revenue, we will open an additional shop in the Penninsula.

Anything else you'd like to add?

Humphry Slocombe has almost 300K followers on social media and was named one of "San Francisco's Most Delicious Instagram Accounts" by 7X7 Magazine. It has also attracted attention from the national press including feature articles in The New York Times Magazine and Bon Appetit and several television appearances, such as the "Top 5 Ice Creams in America" spot by Food Network.

Financials

Humphry Slocombe has financial statements ending December 31 2019. Our cash in hand is $480,662, as of May 2020. Over the three months prior, revenues averaged $312,476/month, cost of goods sold has averaged $127,934/month, and operational expenses have averaged $270,303/month.

At a Glance

January 1 to December 31

$4,795,088 +20%
Revenue

-$876,868
Net Loss

$618,785 +49%
Short Term Debt

$567,506
Raised in 2019

$480,662
Cash on Hand
As of 05/14/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We're an 11 year-old artisan ice cream company based in San Francisco. What started with one scoop shop has now become four, plus 568+ wholesale accounts and eCommerce. While most brands cater to children, we make ice cream for adults, by adults: our signature flavor is bourbon ice cream with cornflakes! We source the best ingredients possible and make all of our ice cream locally in California.

Milestones

Humphry Slocombe Group, LLC was incorporated in the State of California in December 2008.

Since then, we have:

- Pint shipments at 105% growth (CAGR) from 2016 to 2018.
- Four scoop shops in CA.
- Sold in 568+ grocery stores across 12 states, adding 41 every quarter.
- Named "Top 5 Ice Cream in America" by the Food Network.
- Collaborations with Queer Eye, Maker's Mark, Imperfect Produce, Blue Bottle, the Glenlivet, Cowgirl Creamery, and more.
- Award winning ice cream (2018 Sofi for Black Sesame and 2016 Sofi for Blue Bottle Vietnamese Coffee).
- Whole Foods Market 2018 NorCal Supplier of the Year

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $4,795,087.79 compared to the year ended December 31, 2018, when the Company had revenues of $4,008,176. Our gross margin was 50.2% in fiscal year 2019, compared to 55.1% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $1,645,524.66, including $46,078.53 in cash. As of December 31, 2018, the Company had $1,779,650.30 in total assets, including $25,290.43 in cash.
- *Net Loss.* The Company has had net losses of $876,868.19 and net losses of $712,951 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $1,197,639.06 for the fiscal year ended December 31, 2019 and $618,101.51 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $667,359 in debt, $1,248,001 in equity, and $865,034 in convertibles.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Humphry Slocombe Group, LLC cash in hand is $480,662, as of May 2020. Over the last three months of Q4 2019, revenues have averaged $312,476/month, cost of goods sold has averaged $127,934/month, and operational expenses have averaged $270,303/month, for an average burn rate of $85,761 per month. Our intent was to be profitable in 18 months.

COVID 19 hit at the end of Q1 2020, which significantly impacted our business. We had to lay off the majority of our staff in retail, events, and production and are currently running on a skeleton crew. By acting early, we were able to maintain cash flow and continue to keep the lights on across all our channels, including our retail stores. They have been open the entire time for take out and delivery.

Retail will be 75% down as we have seen this consistently over the past 2 months. Wholesale will be consistent to our original projection. There will be little to no Events revenue this year.

We have a licensing deal with Oceania Cruises that generates $120,000 per year for 2 years. This deal will probably be delayed due to the impace of COVID on the hospitality industry, and specifically on cruiselines.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: -18%

Gross Margin: 50%

Return on Assets: -53%

Earnings per Share: -$5.70

Revenue per Employee: $299,693

Cash to Assets: 3%

Revenue to Receivables: 7,539%

Debt Ratio: 73%

HS Group LLC 2019 Financials - WEFUNDER.pdf

Humphry Slocombe Group LLC 12-31-18 FS.pdf

Risks

1. We are opening 2 new retail shops in in the Bay Area and there is no guarantee that they will be as successful as our existing stores.

2. This is a seasonal business - we typically experience negative cash flow during the winter and positive cash flow during the summer.

3. Wholesale growth depends on getting key accounts during their reset period, which happens once a year. If we don't get into an account, we have to wait until the next year to reapply.

4. Food safety risk - mitigated by using co-packers for some flavors, testing product, regulation inspections.

5. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

6. The market for ultra premium ice cream is still relatively new. Customers are not necessarily ready to pay more for ice cream.

7. Hanson Li is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Hanson Li	Investment @ Salt Partners	2014
Jina Osumi	Ice Cream @ Humphry Slocombe Group	2015
Tiffany Yam	Investment @ Salt Partners Group, LLC	2015

Officers

OFFICER	TITLE	JOINED
Hanson Li	CFO Secretary	2014
Aaron French	Head of Operations	2018
Jina Osumi	CEO President	2015

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Salt Partners HS LLC	85,000 Common Units	54.2%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
06/2019	$29,058	Loan
06/2019	$31,026	Loan
07/2019	$37,385	Loan
12/2019	$55,537	Loan
11/2019	$50,000	Loan
01/2019	$50,000	Loan
08/2019	$100,000	Loan
10/2019	$51,500	Loan
01/2020	$100,001	Priced Round
04/2019	$45,000	Priced Round
01/2020	$280,876	Priced Round
01/2019	$118,000	Priced Round
09/2017	$25,185	Loan
12/2016	$865,034	Convertible Note
07/2017	$985,000	Priced Round

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Wholefoods Market Services, Inc.	09/01/2017	$25,185	$15,849	5.0%		Yes
B-side	01/07/2019	$50,000	$54,000	8.0%	01/01/2021	Yes
	06/14/2019	$29,058	$0	16.5%		
Square	06/26/2019	$31,026	$0	15.25%	03/03/2020	
Square	07/19/2019	$37,385	$0	15.25%	02/05/2020	
Kabbage	08/26/2019	$100,000	$74,625	16.5%	09/16/2020	Yes
Bluevine	10/31/2019	$51,500	$37,048	14.0%	04/30/2020	
B-side	11/08/2019	$50,000	$54,000	8.0%	11/08/2020	
Square	12/09/2019	$55,537	$60,054	11.25%		Yes

Related Party Transactions

Name	Jina Osumi
Amount Invested	$50,000
Transaction type	Loan
Issued	12/08/2018
Outstanding principal plus interest	$50,000 as of 08/2019
Interest	8.0 per annum
Maturity	12/31/2018
Outstanding	Yes
Current with payments	Yes
Relationship	CEO

Name	Jina Osumi
Amount Invested	$76,000
Transaction type	Loan
Issued	07/01/2019
Interest	8.0 per annum
Maturity	07/01/2020
Outstanding	Yes
Current with payments	Yes
Relationship	CEO

Name	Salt Partners
Amount Invested	$100,000
Transaction type	Loan
Issued	06/01/2019
Outstanding principal plus interest	$108,000 as of 05/2020
Interest	8.0 per annum
Maturity	06/01/2020
Outstanding	Yes
Current with payments	Yes
Relationship	Owner

Use of Funds

$100,031 — 50% towards opening new retail (including construction and build out of new retail space, furniture, fixtures and equipment for new space, firing and training of new staff for new location) 30% towards Wholesale expansion 13% towards optimizing existing stores 7% towards Wefunder fees

$1,069,998 — 25% towards opening new retail (including construction and build out of new retail space, furniture, fixtures and equipment for new space, firing and training of new staff for new location) 40% towards Wholesale expansion 15% towards optimizing existing stores 13% towards hiring 7% towards Wefunder fees

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common	127,147	127,147	Yes
Series Seed	26,563	26,563	Yes

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.